UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11020684

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

MAIL PROCESSING SECTION RECEIVED MAR 01 2011 WASH. D.C. 211

SEC FILE NUMBER
8- 52158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VFIC SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1030 OLD VALLEY FORGE ROAD
(No. and Street)

KING OF PRUSSIA (City) PA (State) 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward McLEAN 610 783 6650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GMS SURGENT
(Name – *if individual, state last, first, middle name*)

237 LANCASTER AVENUE SUITE 1000 (Address) DEVON (City) PA (State) 19333 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/25

OATH OR AFFIRMATION

I, Edward M. McLean, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VFIC Securities, Inc., as of 12/31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ANN M. SUPLEE, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires March 21, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VFIC Securities, Inc.

Financial Statements

December 31, 2010

VFIC Securities, Inc.
Table of Contents
December 31, 2010

	Page
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information	
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Independent Auditors' Report on Internal Control	12

GMS Surgent

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report

Board of Directors
VFIC Securities, Inc.
King of Prussia, PA

We have audited the accompanying statement of financial condition of VFIC Securities, Inc. (the "Company") as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VFIC Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gallagher, McDevitt, Schalleur + Surgent, LLC

Gallagher, McDevitt, Schalleur & Surgent, LLC
Devon, Pennsylvania
February 25, 2011

237 Lancaster Avenue • Suite 1000 • Devon, PA 19333
Tel. 610.975.9122 • Fax. 610.975.9132 • www.gmssurgent.com

VFIC Securities, Inc.
Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	78,510
Accounts receivable, net of allowance		39,099
Related party receivable		4,361
Investments		11,865
Prepaid expenses		20,015
Total assets	$	153,850
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable	$	22,286
Total liabilities		22,286
Stockholders' equity		
Common stock, no par value; 100,000 shares authorized, issued, and outstanding		15,000
Retained earnings		110,427
Accumulated other comprehensive income		6,137
Total stockholders' equity		131,564
Total liabilities and stockholders' equity	$	153,850

See independent auditors' report.
The accompanying notes are an integral part of these financial statements.

VFIC Securities, Inc.
Statement of Income
Year Ended December 31, 2010

Revenues		
Commissions	$	1,390,348
Interest		7,986
Total revenues		1,398,334
Expenses		
Broker Dealer fees		18,971
Commissions and management fees		996,289
Computer expense		13,730
Director fees		998
Dues and licenses		2,087
Education and seminars		4,479
Insurance		58,261
Miscellaneous expense		8,939
Office expense		14,890
Payroll taxes		16,223
Retirement plan		13,425
Professional fees		14,289
Rent		15,744
Salaries and wages		173,823
Travel and entertainment		6,332
Total expenses		1,358,480
Net income (loss)		39,854
Other comprehensive income/(loss)		
Unrealized gain/(loss) arising during the year on securities available for sale		1,955
Total other comprehensive income/(loss)		1,955
Comprehensive income/(loss)	$	41,809

See independent auditors' report.
The accompanying notes are an integral part of these financial statements.

VFIC Securities, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2010

	Common Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Deficit)	Total
Balance, December 31, 2009	$ 15,000	$ 70,573	$ 4,182	$ **89,755**
Net income	-	39,854	-	**39,854**
Other comprehensive income	-	-	1,955	**1,955**
Total comprehensive income	-	**39,854**	**1,955**	**41,809**
Balance, December 31, 2010	**$ 15,000**	**$ 110,427**	**$ 6,137**	**$ 131,564**

See independent auditors' report.
The accompanying notes are an integral part of these financial statements.

VFIC Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities		
Net income (loss)	$	39,854
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in accounts receivable, net of allowance		(5,972)
(Increase) decrease in related party receivable		(4,361)
(Increase) decrease in prepaid expenses		406
Increase (decrease) in accounts payable		(10,598)
Net cash provided by operating activities		19,329
Net increase (decrease) in cash		19,329
Cash and cash equivalents, beginning of year		59,181
Cash and cash equivalents, end of year	$	78,510

See independent auditors' report.

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

VFIC Securities, Inc. (the Company) is registered as a broker-dealer in securities with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3.

The Company operates a branch in a suburban community in Pennsylvania. The Company's primary source of revenue is from commissions on investment transactions in mutual funds and private equity securities. Customers are predominately located in the northeastern section of the United States.

Basis of Accounting

The financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company recognizes bad debt expense under the direct write-off method. Accounts receivable consist of commissions on investment transactions in mutual funds and private equity securities. At December 31, 2010 the Company believes the accounts receivable balance is collectible and that a reserve requirement is not necessary.

Financial Instruments

The Company's financial instruments are cash and cash equivalents, accounts receivable, investments, and accounts payable. The recorded values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values based on their short-term nature. Investments are recorded at fair market value based on closing market prices.

Compensated Absences

Employees of the Company are entitled to paid sick leave, depending on length of service. It is impracticable to estimate the amount of compensation for absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees. The Company's management believes the amount is not material to the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions
Commissions and related expenses are recorded on a trade-date basis as securities transactions occur. Prior to 2010, the Company reported life insurance revenue net of commissions paid. In 2010, revenues from life insurance proceeds are reported at the gross realizable value under revenues and commissions on life insurance proceeds are reported as an expense in 'commissions and management fees'.

Fair Value Measurements
The Company utilizes the ASC Topic regarding Fair Value Measurements. The topic defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Concentration of Credit Risk
The Company places its cash and cash equivalents with financial institutions, which at times may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 on interest bearing accounts and fully insured on noninterest bearing accounts. At December 31, 2010, the Company had $0 in excess of FDIC insured limits.

Income Taxes
The Company, with the consent of its shareholders effective January 1, 2006, has elected under the Internal Revenue Code to be taxed as an S Corporation. The shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the financial statements. Certain specific deductions and credits flow through the Company to its shareholders.

The Company files income tax returns in the U.S federal jurisdiction and the Commonwealth of Pennsylvania. With few exceptions, the Company is no longer subject to U.S. federal and state tax examinations for returns filed with tax authorities beyond the six year statute of limitations.

The Company follows the provisions of the FASB ASC topic regarding Accounting for Uncertainty in Income Taxes. The Company has not identified any uncertain tax positions and therefore no amounts have been accrued at year end.

NOTE 2 - INVESTMENTS

The Company has an investment in an equity security, which is classified as an available-for-sale security. The fair value of the investment, which is traded in the public market, is determined using the closing market price on the balance sheet date. Any appreciation or depreciation of the investment's value is reported as other comprehensive income in the period in which it occurs. Realized gains and losses on investment sales are determined based on the proceeds received upon disposition versus actual costs. At the time an investment is disposed of, any previously recorded unrealized appreciation or depreciation is reclassified to a realized gain or loss.

Following is an investment summary detailing the sources used to value investments as of December 31, 2010.

		Fair Value Measurements at Report Date Using		
Description	FMV 12/31/10	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
500 Shares NASDAQ Stock Market	$11,865	$11,865	N/A	N/A
Total	$11,865	$11,865	N/A	N/A

At December 31, 2010, the investment in NASDAQ Stock Market had a cost basis of $6,500 and an unrealized gain on investment of $5,365.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company pays commissions and management fees to Valley Forge Investment Consultants, Inc. (VFIC) for management services provided to the Company. The commissions and management fees for 2010 amounted to $479,858. In addition Valley Forge Financial Group, Inc. (VFFG) allocated $527,009 in costs to the Company for salary, employee benefits, insurance, and occupancy expenses. Rental expense of $15,744 includes $13,788 paid to an entity controlled by VFFG's controlling stockholder for office space in King of Prussia, PA. At December 31, 2010, accounts payable to VFIC were $22,286. VFIC and VFFG have common ownership with the Company.

In 2010, the Company received placement fees from entities commonly owned by the owners of VFIC of $57,638, which is included in gross commissions. At December 31, 2010, accounts receivable included $0 due from these entities.

At December 31, 2010, the Company had a receivable due from Valley Forge Financial Group of $4,361.

NOTE 4 - RETIREMENT PLAN

Eligible employees participate in a 401(k) Savings Plan of an affiliated entity, which provides for contributions at the option of the Company. The Company contributed $13,425 to the Plan in 2010.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $105,408, which was $100,408 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.211 to 1.

The Company is exempt from the reserve requirements under rule 15c3-3 of the SEC at December 31, 2010 since there were no customer accounts carried on its books as of that date or at any time during the year ended December 31, 2010. Regarding Securities and Exchange Commission Rule 15c3-3 Exemption (k)(2)(i), the Company does not hold customer funds or safe keep customer securities.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 25, 2011, which is the date the financial statements were available to be issued.

Supplementary Information

VFIC Securities, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

Total stockholders' equity	$	131,564
Nonallowable assets		
Related party receivable		(4,361)
Prepaid expenses		(20,015)
Haircut on investments (15%)		(1,780)
Net capital	$	105,408
Aggregate indebtedness		
Account payable		22,286
Computation of basis net capital requirement		
Net capital	$	105,408
Minimum net capital requirement		5,000
Excess net capital	$	100,408
Excess net capital at 1,000 percent	$	103,179
Ratio: Aggregate indebtedness to net capital		0.211 : 1

No material differences exist between the above net capital calculation and the corresponding information included in the company's unaudited X-17A-5 Part IIA filing as of December 31, 2010. Therefore, no reconciliation of the two computations is necessary.

GMS Surgent
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Independent Auditors' Report on Internal Control

Board of Directors
VFIC Securities, Inc.
King of Prussia, PA

In planning and performing our audit of the financial statements of VFIC Securities, Inc. (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

237 Lancaster Avenue • Suite 1000 • Devon, PA 19333
Tel. 610.975.9122 • Fax. 610.975.9132 • www.gmssurgent.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gallagher, McDevitt, Schalleur & Surgent, LLC

Gallagher, McDevitt, Schalleur & Surgent, LLC
Devon, Pennsylvania
February 25, 2011

GMS Surgent
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Board of Directors
VFIC Securities, Inc.
King of Prussia, PA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by VFIC Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating VFIC Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). VFIC Securities, Inc.'s management is responsible for the VFIC Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries on the VFIC Securities, Inc.'s check history report, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010. Total revenue reported on line 2a was overstated $100. Deductions reported on line 2c(1) should be $1,332,709 and the net gains from securities on line 2c(5)should be $0, generating a net effect of $100 overstatement in exclusions reported in section 2c. The net effect on line 2d, SIPC Net Operating Revenues, which the assessed fees are based on, resulted in the correct net operating revenues being reported. No change in the assessed amount on line 2e is required.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers and VFIC Securities, Inc.'s detailed trial balance, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Gallagher, McDevitt, Schalleur + Surgent, LLC

Gallagher, McDevitt, Schalleur & Surgent, LLC
Devon, Pennsylvania
February 25, 2011

237 Lancaster Avenue • Suite 1000 • Devon, PA 19333
Tel: 610.975.9122 • Fax: 610.975.9132 • www.gmssurgent.com

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052158 FINRA DEC
VFIC SECURITIES INC 14*14
1030 OLD VALLEY FORGE RD
KING OF PRUSSIA PA 19406-4352

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Edward McLean 610 783 6650

2. A. General Assessment (item 2e from page 2) $ 144.10
   B. Less payment made with SIPC-6 filed (exclude interest) (150.00)
   7/22/10
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) (5.90)
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ (5.90)
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $
   H. Overpayment carried forward $(5.90)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VFIC Securities, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 8 day of FEB, 2011.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 20 10
and ending 12/31, 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,398,433
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1330954
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1855
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest Income	7986 00
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1340795
2d. SIPC Net Operating Revenues	$ 57638
2e. General Assessment @ .0025	$ 144 10

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